EXHIBIT 99.1

HEXO Corp announces $70 million private placement of convertible debentures led by Directors, CEO, and long-term shareholders; reschedules FY 2019 earnings call

GATINEAU, Quebec, Oct. 23, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX:HEXO; NYSE:HEXO) today announced that it has entered into subscription agreements with a group of investors pursuant to which the investors have agreed to purchase, on a private placement basis, $70 million principal amount of 8.0% unsecured convertible debentures of the Company (the “Debentures”). The Company has also announced that in light of the financing and additional time required to finalize its year end filings, the Company has rescheduled the release of its fourth quarter and full year ended July 31, 2019 financial results to October 28, 2019 and its earnings call to discuss these results to 8:30 a.m. EDT on Tuesday, October 29, 2019 (details below). All amounts are expressed in Canadian dollars.

The group of investors includes, but is not limited to, Sebastien St-Louis, CEO and co-founder of HEXO Corp, as well as Board members Dr. Michael Munzar, Vincent Chiara, Nathalie Bourque and Adam Miron.

“The confidence in HEXO Corp that this $70 million private placement demonstrates is a testament to the value the Company is expected to bring to shareholders,” said Sebastien St-Louis, CEO and co-founder of HEXO Corp. “We remain focused on garnering significant market share, driving growth, and in shaping this company into a mature, resilient and valued leader in our industry.”

The Debentures will bear interest from the date of closing at 8.0% per annum payable quarterly and will mature on the date which is three years from issuance. Following the date which is one year from issuance, the Debentures will be convertible at the option of the holder into common shares of the Company at any time prior to maturity at a conversion price of $3.16 per share (the “Conversion Price”), subject to adjustment in certain events.

“It is important to note the one-year anti-dilution feature in this arrangement, meaning that the financing does not dilute current shareowners’ ownership of the Company in the short term,” added St-Louis.

Beginning on the date which is one year from issuance, the Company may force the conversion of all of the principal amount of the then outstanding Debentures at the Conversion Price on not less than 30 days’ notice should the daily volume weighted average trading price of the common shares of the Company be greater than $7.50 for any 15 consecutive trading days.

At any time on or before the date which is one year from issuance, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest.

Upon any repayment of the principal amount of the Debentures, the Company shall have the right to satisfy the repayment of the principal amount, together with all accrued and unpaid interest thereon, through the conversion of such amounts into common shares of the Company at the Conversion Price.

Upon a change of control of the Company, holders of the Debentures will have the right to require the Company to repurchase their Debentures, in whole or in part, on the date that is 30 days following the giving of notice of the change of control, at a price equal to 115% of the principal amount of the Convertible Debentures then outstanding plus accrued and unpaid interest thereon (the “Offer Price”). If 90% or more of the principal amount of the Convertible Debentures outstanding on the date of the notice of the change of control have been tendered for redemption, the Company will have the right to redeem all of the remaining Debentures at the Offer Price.

The Debentures and any common shares of the Company issuable upon conversion thereof will be subject to a statutory hold period lasting four months and one day following the closing date.

The Company intends to use the net proceeds of the private placement for working capital and general corporate purposes.

Closing of the Offering is expected to occur on or about November 15, 2019.  The private placement is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approvals of the Toronto Stock Exchange and the New York Stock Exchange.

It is anticipated that certain insiders of the Company will purchase approximately $8.676 million principal amount of the Debentures under the private placement. These purchases will be considered to be “related party transactions” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company will be exempt from the requirements to obtain a formal valuation or minority shareholder approval in connection with the participation of these insiders in the private placement in reliance of sections 5.5(a) and 5.7(1)(a) of MI 61-101.

Webcast Details
Date: October 29, 2019
Time: 8:30 a.m. EDT
Webcast: https://event.on24.com/wcc/r/2112048/C13DC676CE53A5FD2CEB4095D0FF4A3A
Replay information: A replay of the call will be accessible by telephone until 11:59 a.m. EDT on November 12, 2019.
Toll Free Dial-In Number: 1-888-390-0541.
Replay Password: 531469#

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 2.4 million sq. ft of facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:

Jennifer Smith

1-866-438-8429

invest@HEXO.com

www.hexocorp.com

Media Relations:

Caroline Milliard

(819) 317-0526

media@hexo.com